SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

LAWSON SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

52078P 10 2

(CUSIP Number)

Bruce B. McPheeters, Esq.

General Counsel, Secretary and Senior Vice President

Lawson Software, Inc.

380 Saint Peter Street

St. Paul, Minnesota 55102-1302

(651) 767-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Lawson Family Investment Company, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) H. Richard Lawson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patricia Lawson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 10 (this “Amendment”) amends the statement on Schedule 13D filed by H. Richard Lawson (“Mr. Lawson”) Patricia Lawson (“Ms. Lawson” and together with Mr. Lawson, the “Lawsons”) and the Lawson Family Investment Company, Ltd. (the “Trust” and together with the Lawsons, the “Reporting Persons”) with the Securities and Exchange Commission on December 17, 2001, as amended by Amendment No. 1 thereto dated February 5, 2003, Amendment No. 2 thereto dated January 29, 2004, Amendment No. 3 thereto dated February 10, 2005, Amendment No. 4 thereto dated May 10, 2005, Amendment No. 5 thereto dated February 13, 2006, Amendment No. 6 thereto dated February 13, 2007, Amendment No. 7 thereto dated July 31, 2007, Amendment No. 8 thereto dated December 31, 2007 and Amendment No. 9 thereto dated April 27, 2011 (the “Statement”).  Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment.  Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Statement.

Item 5.    Interest in Securities of the Issuer

(a)-(d) Effective July 5, 2011, the shares of common stock (the “Shares”) of Lawson Software, Inc., a Delaware corporation (the “Issuer”), owned by the Reporting Persons were converted into the right to receive $11.25 in cash per Share pursuant to that certain Agreement and Plan of Merger, dated as of April 26, 2011, by and among the Issuer, GGC Software Holdings, Inc., a Delaware corporation (“GGC”) and Atlantis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of GGC. Accordingly, the Reporting Persons no longer beneficially own any securities of the Issuer.

(e) As of July 5, 2011, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, such persons certify that the information set forth herein is true, complete and correct.

Dated: July 5, 2011

/s/ H. Richard Lawson
H. Richard Lawson, Individually

/s/ Patricia Lawson
Patricia Lawson, Individually

LAWSON FAMILY INVESTMENT COMPANY, LTD.

/s/ H. Richard Lawson
H. Richard Lawson